

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
Alex J. DeYonker
Executive Vice President, General Counsel, and Secretary
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, MI

> **Re:** **Spartan Stores, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 20, 2013**
> **File No. 333-190730**

Dear Mr. DeYonker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the legal opinion, tax opinions and forms of proxy card as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

The Merger, page 47

Background of the Merger, page 47

2. Please briefly describe the reasons(s) that the Spartan Stores board of directors decided to revisit Spartan Stores' strategy as it related to Nash-Finch in October 2012.

3. Please briefly describe the potential strategic alternatives that are referenced on page 48 and why they were not pursued.

4. We note that the Spartan Stores board of directors authorized Mr. Eidson to engage in discussions with Nash-Finch's Chief Executive Officer on October 17, 2012. Please clarify whether Mr. Eidson contacted Mr. Covington to convey Spartan Stores' interest in a potential transaction prior to Mr. Covington's phone call to Mr. Eidson on November 3, 2012.

5. Please briefly describe the reason(s) that Nash-Finch decided that the proposed transaction should be an all-stock transaction. Please also state whether it was discussed on December 21, 2012 which party would be the acquiror in any potential transaction.

6. Please briefly describe the key terms that were included in the March 25, 2013 letter that were discussed with J.P. Morgan, Morgan Lewis and the Nash-Finch Board on April 1, 2013.

7. We note that on April 12, 2013, Mr. Covington recommended that the Nash-Finch board of directors revise the indication of interest to propose an increase in the number of Nash-Finch directors to be appointed to the board of directors of the combined company. We also note that on April 13, 2013, a revised indication of interest was sent to Spartan Stores. Please clarify whether the revised indication of interest included an increase in the number of Nash-Finch directors to be appointed to the board of directors of the combined company, and quantify the number of such directors.

8. Please describe how the Spartan Stores board determined the exchange ratio and alternative exchange ratio formula communicated to J.P. Morgan by Moelis on July 16, 2013. Please disclose whether the exchange ratio and whether the alternative exchange ratio formula represented a premium to Nash-Finch's trading price on July 18, 2013, the date on which the parties tentatively agreed that the merger agreement would provide for an exchange ratio of 1.20 shares of Spartan Stores common stock for each share of Nash-Finch common stock to be exchanged in the merger.

9. Please discuss any ways in which the material terms of the merger agreement differ from the material terms of the indication of interest between the parties, including any differences in the composition of the board of directors of the combined company and any dividends to be paid by the combined company.

Opinion of Nash-Finch's Financial Advisor, page 73

10. We note your disclosure on page 78 that J.P. Morgan and its affiliates have had commercial or other investment banking relationships with Nash-Finch and that this disclosure does not provide a narrative and quantitative description of the fees paid or to

be paid to J.P. Morgan or its affiliates as a result of such relationships. Please revise to provide such disclosures. Please refer to Item 1015(b)(4) of Regulation M-A.

Litigation Related to the Merger, page 93

11. As applicable, please update this section to reflect the most current information regarding litigation related to the merger.

Where You Can Find More Information, page 157

12. Please update this section to include the current reports on Form 8-K filed by Spartan Stores on February 13, 2013 and September 3, 2013. In addition, please specifically incorporate each current and periodic report filed by Spartan Stores or Nash-Finch between the date of this letter and the registration statement's effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations. Please refer to Item 13(a)(2) of Form S-4.

Part II – Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-2

13. Please provide the undertakings required by Item 512(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gordon R. Lewis, Esq.